BB 3/12



07003768

NITED STATES
D EXCHANGE COMMISSION
ngton, D.C. 20549

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AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maymont Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Libbie Avenue, Suite 204
(No. and Street)

PROCESSED
MAR 14 2007
THOMSON
FINANCIAL

Richmond (City) VA (State) 23226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard A. Rhoads (804) 497-3956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Libman & Futerman, P.C.
(Name – *if individual, state last, first, middle name*)

116 New South Road (Address) Hicksville (City) NY (State) 11801 (Zip Code)


RECEIVED
FEB 27 2007
156
PROCESSING SECTION
WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Richard A. Rhoads, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maymont Partners, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

10-31-2011

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

In planning and performing our audit of the financial statements of Maymont Partners, Inc., (the "Company") for the year ended December 31, 2006, we can attest to the Company's compliance with it's exemption from SEC Rule 15c3-3, wherein the Company does not receive or hold funds or securities for, or owe funds or securities to, customers, nor maintain customer accounts. The basis for such exemption is Paragraph K-2(i).

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on SEC Rule 15c3-3 and should not be used for any other purpose.

Libman & Futerman PC

Hicksville, New York
February 24, 2007

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com



LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors
Maymont Partners, Inc.
5 South Adams
Suite 200
Richmond, VA. 23220

In planning and performing our audit of the financial statements of Maymont Partners, Inc. for the year ended December 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CFTC, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures, followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

116 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the CFTC's objectives.

This report is intended solely for the use of management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC and should not be used for any other purpose.



Hicksville, New York
February 24, 2007

MAYMONT PARTNERS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

MAYMONT PARTNERS, INC.

OATH OR AFFIRMATION
AS OF DECEMBER 31, 2006

To the best of my knowledge and belief, the information contained in these financial statements are accurate and complete.



Richard A. Rhoads, CEO
Maymont Partners, Inc.

TABLE OF CONTENTS

LIBMAN & FUTERMAN, P.C. Certified Public Accountants

Robert J. Futerman, CPA
Arthur Libman, CPA

The Board of Directors and Stockholders
Maymont Partners, Inc.
1801 Libbie Avenue
Suite 204
Richmond, VA. 23226

We have audited the accompanying statements of financial condition of Maymont Partners, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opnion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for opnion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maymont Partners, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Statement of the Computation of the Minimum Net Capital Requirements, as of December 31, 2006 pursuant to section 1.17 of the Commodity Exchange Act, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Libman & Futerman, P.C.



Hicksville, NY
February 24, 2007

5 New South Road • Hicksville, New York 11801 • Tel: (516) 933-3470 • Fax: (516) 933-3480 • www.landfcpas.com

MAYMONT PARTNERS, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash	$ 318.271	$ 488.682
Commissions Receivable	443.342	475.086
Advisory Fees Receivable	12,500	0
Accounts Receivable	2.532	1.123
Total Current Assets	776.645	964.891
Fixed Assets - (Net of Accumulated Depreciation of $7,200 and $3,597)	7.593	5.219
Organization Costs	4.735	11.047
Prepaid Expenses	6,247	6.274
Security Deposits	2,000	2.000
Total Assets	$ 797.220	$ 989.431
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Commissions Payable	$ 217,403	$ 289.514
Operating Expenses Payable	11.942	25.736
Shareholder Loans Payable	0	100,000
Total Liabilities	229.345	415.250
STOCKHOLDERS' EQUITY:		
Common Stock ($1 par value, 100 shares authorized and outstanding)	100	100
Retained Earnings	567.775	574.081
Total Stockholders' Equity	567.875	574.181
Total Liabilities and Stockholders' Equity	$ 797.220	$ 989.431

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$3,598,106	$ 3,052,802
Total Revenues	3,598,106	3,052,802
EXPENSES:		
Commissions	980,174	906,348
Compensation	231,239	206,485
Occupancy	22,000	12,361
MIS & Telecommunications	35,577	17,676
Travel & Entertainment	68,735	75,382
Professional Fees	49,696	30,550
Regulatory Fees	11,203	12,786
Organization Costs	6,312	6,312
Other Expenses	47,476	48,110
Total Expenses	1,452,412	1,316,010
NET INCOME	$2,145,694	$ 1,736,792

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Retained Earnings	Total Equity
Beginning Balance at January 1, 2005	$ 100	$ 342,289	$ 342,389
Net Income	0	1,736,792	1,736,792
Dividends	0	(1,505,000)	(525,000)
Ending Balance at December 31, 2005	100	574,081	574,181
Net Income	0	2,145,694	2,145,694
Dividends	0	(2,152,000)	(2,152,000)
Ending Balance at December 31, 2006	$ 100	$ 567,775	$ 567,875

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 2,145,694	$ 1,736,792
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	9,915	8,536
(Increase)/Decrease in Operating Assets:		
Commissions Receivable	31,744	(42,541)
Accounts Receivable	(1,409)	1,188
Advisory Fees Receivable	(12,500)	0
Prepaid Expenses	27	(4,398)
Security Deposits	0	(2,000)
Increase/(Decrease) in Operating Liabilities:		
Commissions Payable	(72,111)	122,867
Operating Expenses Payable	(13,794)	17,162
Total Adjustments to Net Income	(58,128)	100,814
Net Cash Provided by Operating Activities	2,087,566	1,837,606
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Fixed Assets	(5,977)	(5,671)
Net Cash (Used) by Investing Activities	(5,977)	(5,671)

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES:		
Shareholder Loan Repayment	(100,000)	0
Shareholder Distributions	(2,152,000)	(1,505,000)
Net Cash (Used) by Financing Activities	(2,252,000)	(1,505,000)
Net Change in Cash	(170,411)	326,935
Cash at Beginning of Year	488,682	161,747
Cash at End of Year	$ 318,271	$ 488,682

See accompanying notes to financial statements.

NOTES TO THE FINANCIAL STATEMENTS

MAYMONT PARTNERS, INC.
AS OF DECEMBER 31, 2006

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

Maymont Partners, Inc. (the "Company") was incorporated in the State of Virginia in December 2001. The Company was granted registration by the National Association of Securities Dealers (the "NASD") as a broker/dealer under the rules and regulations of the Securities and Exchange Commission (the "SEC") in October 2002. The broker/dealer registration with NASD is limited in that the Company is only permitted to introduce clients to other broker/dealers, private partnerships and other select securities issuers and conduct business in the sale of variable annuity contracts and privately placed variable life insurance. The Company does not hold customer funds or safe-keep customer securities. Maymont Partners, Inc. employs brokers for the purpose of marketing securities. Each broker is compensated based on a percentage of the revenue they generated for Maymont Partners. Their out of pocket business expenses are reimbursed by the Company.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. CONCENTRATIONS OF CREDIT RISK

The Company maintains a non-interest bearing demand deposit account at a U.S. banking institution for all cash transactions. The cash balance is insured by the Federal Deposit Insurance Corporation up to a maximum of $100,000.

3. SHAREHOLDER LOANS

The Company has received non interest bearing loans from two shareholders totaling $100,000 that are evidenced by a Promissory Note dated February 4, 2002 and a subsequent Subordinated Loan Agreement dated March 25, 2002. Within the Subordinated Loan Agreement the shareholders agree to a scheduled maturity date repayment no earlier than October 8, 2005 thereby qualifying the loan as "non-aggregate indebtedness" in relation to the Company's net capital requirements (SEC Rule 15c3-1). Furthermore, the loan qualified as equity subordination, permitting exclusion as debt in the regulatory requirement for "debt to debt-equity ratio" (SEC Rule 15c3-1d). As of October 8, 2004, the loan no longer qualified as equity subordination and is included in debt for the purpose of the debt to debt-equity ratio. As of October 8, 2005, the loan no longer qualified as "non-aggregate indebtedness." The loan was repaid in full to the two shareholders as of January 27, 2006.

4. NET CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or six and two-thirds percent of aggregate indebtedness under SEC Rule 15c3-1. At December 31, 2006 the Company has net capital, as defined, of $219,063 and a net capital surplus of $203,774.

5. PROVISION FOR INCOME TAXES

The Company has elected to be taxed as a partnership, under Subchapter "S" of the Internal Revenue Code and under relevant state statutes. Accordingly, each shareholder will report his proportionate share of the income of the Company on his individual return.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

In December 1991, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial condition, for which it is practicable to estimate fair value. If estimating fair value is not practicable, this Statement requires disclosures of descriptive information pertinent to estimating the value of a financial instrument. At December 31, 2006 and 2005, all of the Company's financial instruments, as defined, were carried at amount which approximated fair value.

MAYMONT PARTNERS, INC.

STATEMENT OF THE COMPUTATION OF THE MINIMUM NET CAPITAL REQUIREMENT AS OF DECEMBER 31, 2006

	2006
CURRENT ASSETS:	
Cash	$ 318,271
ADJUSTED LIABILITIES	229,345
NET CAPITAL	88,926
ALLOWABLE RECEIVABLES	130,137
TOTAL CHARGES	0
ADJUSTED NET CAPITAL	219,063
NET CAPITAL REQUIRED	15,289
NET CAPITAL SURPLUS	$ 203,774

See accompanying notes to financial statements.

MAYMONT PARTNERS, INC.

COMPUTATION OF NET CAPITAL AND COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

RECONCILIATION OF AUDITED FINANCIAL STATEMENTS TO UNAUDITED FOCUS REPORT FILED JANUARY 25, 2007

The preparation of the audited financial statements did not disclose any material differences as compared to the unaudited focus report previously filed.

MAYMONT PARTNERS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

AS OF DECEMBER 31, 2006

The preparation of audited financial statements did not disclose any material changes in liabilities subordinated to the claims of general creditors.

END